Ex. T3A.79
STATE OF DELAWARE
 SECRETARY OF STATE
DIVISION OF CORPORATIONS
Delivered 07:29 PM 03/10/2004
FILED 06:06 PM 03/10/2004
SRV 040180980 – 3775482 FILE

CERTIFICATE OF FORMATION OF

UR OF WEBSTER NY, LLC

ARTICLE I

NAME

The name of the Limited Liability Company is UR of Webster NY, LLC (the “LLC”).

ARTICLE II

REGISTERED OFFICE  AND REGISTERED AGENT

The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person, George W. Herz II, has executed this Certificate of Formation of UR of Webster NY, LLC this 10th day of March, 2004, in accordance with the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

/s/ George W. Herz II

___________________________________

George W. Herz II, Authorized Person